AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2000

                               AMENDMENT NO. 2 TO
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT

    UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  MEDQUIST INC.
                            (NAME OF SUBJECT COMPANY)

                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                            (NAME OF FILING PERSONS)

                                  COMMON STOCK,
                                  NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    584949101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ERIC COUTINHO
                          DIRECTOR AND DEPUTY SECRETARY
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                                LEGAL DEPARTMENT
                                5600 JB EINDHOVEN
                                 THE NETHERLANDS
                                 31 20 597 7235
            (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                 with a copy to:

                             STEPHEN M. KOTRAN, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                          NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000

--------------------------------------------------------------------------------

|_|     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|     third-party tender offer subject to Rule 14d-1.
|_|     issuer tender offer subject to Rule 13e-4.
|_|     going-private transaction subject to Rule 13e-3.
|_|     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

ITEMS 1 - 11.

N/A

ITEM 12.  EXHIBITS

Text of Press Release issued by Royal Philips and MedQuist on June 29, 2000.

Amsterdam and Marlton NJ, June 29, 2000

PHILIPS CLOSES TENDER OFFER FOR 57% OF MEDQUIST INC.

Royal Philips Electronics (AEX: PHI, NYSE: PHG) and MedQuist, Inc. (NASDAQ:
MEDQ), today announced the expiration of Philips' $51.00 per share cash tender offer for 22,250,327 shares of the common stock of MedQuist. The offer expired at 12:00 midnight, U.S. Eastern Time, on Wednesday, June 28, 2000.

AT THE EXPIRATION OF THE OFFER 35,094,319 SHARES OF MEDQUIST COMMON STOCK HAD BEEN VALIDLY TENDERED AND NOT WITHDRAWN PURSUANT TO THE TENDER OFFER, INCLUDING 6,576,148 SHARES TENDERED PURSUANT TO NOTICES OF GUARANTEED DELIVERY. THIS REPRESENTS 12,843,992 MORE SHARES THAN WERE SOUGHT BY PHILIPS IN THE TENDER OFFER, AND SHARES WILL THEREFORE BE PURCHASED ON A PRO RATA BASIS. AS STATED ON MAY 22, 2000, PHILIPS WILL ADDITIONALLY PURCHASE APPROXIMATELY 3% OF THE OUTSTANDING FULLY DILUTED SHARES OF MEDQUIST, FROM THE HOLDINGS OF A NUMBER OF THE MEDQUIST SENIOR MANAGEMENT. MEDQUIST'S SHARES WILL CONTINUE TO TRADE ON NASDAQ UNDER THE SYMBOL "MEDQ".

Commenting on the closing of the tender offer, Mr. Cor Boonstra, President and CEO of Philips said: "We are extremely pleased to have successfully completed this transaction on schedule. The MedQuist shareholders have recognized the value that the combination of Philips Medical Systems and MedQuist, using Philips' speech technologies, represents. We can now look forward to building on the strengths of both companies via this partnership."

David A. Cohen, MedQuist Chairman and Chief Executive said: "We are delighted to have Philips as our partner as the combination of our client base and their world-class technology is extremely powerful. We look forward to working together to develop a new digital transcription platform enhanced by automated speech recognition. With Philips as our technology partner and major shareholder, we are confident in our ability to undertake this important step in the future of our company."

For further information:

BEN GEERTS, PHILIPS CORPORATE COMMUNICATIONS, TEL, +31 20 5977215

ben.geerts@philips.com
----------------------

John Emery, MedQuist, Senior Vice President & CFO, tel: +1 800-355-6337, x-4418 jemery@medquist.com
-------------------

MEDQUIST IS THE LEADING U.S. PROVIDER OF ELECTRONIC MEDICAL TRANSCRIPTION SERVICES, THE PROCESS BY WHICH DICTATION IS CONVERTED INTO A MEDICAL REPORT. THROUGH THE COMPANY'S NATIONWIDE NETWORK OF MORE THAN 8,000 TRAINED TRANSCRIPTIONISTS, BROADBAND TELECOMMUNICATION SYSTEMS AND INTERFACE WITH HEALTH CARE PROVIDERS' COMPUTER SYSTEMS, MEDQUIST SHORTENS ITS CUSTOMERS BILLING CYCLES AND REDUCES OVERHEAD AND OTHER ADMINISTRATIVE COSTS. ADDITIONAL INFORMATION ON MEDQUIST CAN BE OBTAINED BY ACCESSING ITS HOMEPAGE AT HTTP://WWW.MEDQUIST.COM
                                                      -----------------------

ROYAL PHILIPS ELECTRONICS OF THE NETHERLANDS IS ONE OF THE WORLD'S BIGGEST ELECTRONICS COMPANIES AND EUROPE'S LARGEST, WITH SALES OF EUR 31.5 BILLION IN 1999. IT IS A GLOBAL LEADER IN COLOR TELEVISION SETS, LIGHTING, ELECTRIC SHAVERS, COLOR PICTURE TUBES FOR TELEVISIONS AND MONITORS, AND ONE-CHIP TV PRODUCTS. ITS 226,900 EMPLOYEES IN MORE THAN 60 COUNTRIES ARE ACTIVE IN THE AREAS OF LIGHTING, CONSUMER ELECTRONICS, DOMESTIC APPLIANCES, COMPONENTS, SEMICONDUCTORS, MEDICAL SYSTEMS, AND IT SERVICES (ORIGIN). PHILIPS IS QUOTED ON THE NYSE (SYMBOL: PHG), LONDON, FRANKFURT, AMSTERDAM AND OTHER STOCK EXCHANGES.

NEWS FROM PHILIPS IS LOCATED AT WWW.NEWS.PHILIPS.COM
                                --------------------

         This press release contains certain statements by or relating to MedQuist and the transaction with Philips that are neither reported financial results nor other historical information. These statements are forward-looking and include statements of growth and expansion plans and opportunities, potential revenue and cost synergies, and the benefits of new technologies. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Philips' or MedQuist's ability to control or estimate precisely, including, without limitation, future market and economic conditions; the behavior of other market participants; MedQuist's ability to implement and achieve market acceptance of new technology platforms, including speech processing technology; MedQuist's ability to successfully integrate acquired businesses and achieve anticipated synergies; MedQuist's ability to recruit and retain qualified transcriptionists and other employees; the impact of new services or products or the demand for MedQuist's services; and MedQuist's ability to expand its customer base. These and other risk factors are detailed in MedQuist's reports, including its Form 10-K for the year ended December 31, 1999 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Neither Philips nor MedQuist undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 29,2000.       KONINKLIJKE PHILIPS ELECTRONICS N.V.

                           By:     /s/    A. Baan
                              -------------------------------------------
                           Name:   A. Baan
                           Title:  Executive Vice President Royal Philips
                                   Electronics

                           By:     /s/    J. H. M. Hommen
                               ------------------------------------------
                           Name:   J. H. M. Hommen
                           Title:  Executive Vice President Royal Philips
                                   Electronics